Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 1 to Registration Statement of Caesars Entertainment Corporation on Form S-4 of our report dated February 14, 2017 related to the consolidated financial statements of Caesars Entertainment Operating Company, Inc. (the “Company”) as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016 (which report expresses an unmodified opinion and includes emphasis-of-matter paragraphs relating to (i) the Company and certain of its U.S. subsidiaries filing for reorganization under Chapter 11 of the Bankruptcy Code and (ii) uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern), appearing in the joint proxy statement/prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

June 2, 2017